MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

IN REFERENCE TO: 029306-01

December 12, 2008

VIA FEDERAL EXPRESS

Ms. Stacie Gorman

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:                             Inland Diversified Real Estate Trust, Inc.
Registration No. 333-153356

Dear Ms. Gorman:

On behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 1 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on December 12, 2008.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Robert H. Baum, Executive Vice President and General Counsel of The Inland Real Estate Group, Inc., dated October 2, 2008.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

General Comments

1.             Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.

RESPONSE:

To date, the Company has not prepared sales literature or sales materials of any kind for use in connection with the offering.  However, if any sales literature or sales materials are prepared in the future, the Company will provide copies to the Staff prior to use.

2.             Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

RESPONSE:

The Company acknowledges the Staff’s comment and has analyzed the applicability of the tender offer rules to its share repurchase program, and determined that the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

3.             We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider nil the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

RESPONSE:

The Company acknowledges the Staff’s comment and has analyzed the applicability of Regulation M to its share repurchase program, and determined that the program is consistent with relief granted by the Division of Market Regulation in prior no action letters.

Cover Page

4.             Please ensure that your cover page does not exceed 1 page in length as required by Item 501(b) of Regulation S-K.

RESPONSE:

The Company confirms, as reflected in the Amendment enclosed herewith, that the cover page to its prospectus does not exceed one page in length.

5.             Please revise the ninth bullet risk factor and the equivalent summary section risk factor to clearly state that there is no market for the shares and no requirement that a market ever be provided or that the company be liquidated. The current disclosure focuses on shareholder approval provisions in the charter rather than liquidity. Please also consider presenting this as the first bullet risk factor.

RESPONSE:

The Company has revised the cover page of the prospectus and the section captioned “Prospectus Summary – Risk Factors” to clearly disclose the risk that no public market currently exists, and one may never exist, for the Company’s shares, and that the Company is not required to liquidate by a fixed date.  The Company has presented this as the first risk factor on the cover page and in the “Prospectus Summary” section of the prospectus.  The enclosed marked copy of the Amendment reflects this change.

Our Sponsor, Business Manager, Dealer Manager .. . . , page 2

6.             Please increase the font size of the organizational chart on page 4. The chart, as currently provided, is not legible.

RESPONSE:

The Company has revised the section of the prospectus captioned “Prospectus Summary – Our Sponsor, Business Manager, Dealer Manager, Real Estate Managers and The Inland Real Estate Group, Inc.” to increase the size of the organizational chart.  The enclosed marked copy of the Amendment reflects this change.

Conflicts of Interest, page 5

7.             In the third bullet on page 6, you disclose that you will pay your Business Manager a fee when you acquire a REIT or other real estate operating company.  Please provide disclosure as to whether you may acquire an affiliated company and if you will pay your Business Manager a fee in this case.

RESPONSE:

The Company has revised third bullet point in the “Prospectus Summary – Conflicts of Interest” section, as well as the disclosures within the two compensation tables, to clarify that an acquisition fee will not be paid to the business manager in the event that the Company acquires a controlling interest in an entity affiliated with its sponsor.  The enclosed marked copy of the Amendment reflects these changes.

Compensation Paid to Affiliates of IREIC, page 7

8.             We note that you will pay a 2.5% marketing contribution fee. Please explain the purpose of this fee.

RESPONSE:

The Company has expanded the discussion contained the sections of the prospectus captioned “Prospectus Summary – Compensation Paid to Affiliates of IREIC” and “Compensation Table” to explain the purpose of the marketing contribution fee.  The enclosed marked copy of the Amendment reflects these changes.

9.             Please clarify whether the Due Diligence Expense is subject to the 15% limitation discussed in “Issuer Costs.”

RESPONSE:

The Company has revised the sections of the prospectus captioned “Prospectus Summary – Compensation Paid to Affiliates of IREIC” and “Compensation Table,” and all similar disclosures throughout the prospectus, to clarify that the due diligence expense reimbursement is in fact subject to the 15% limitation on organization and offering expenses.  The enclosed marked copy of the Amendment reflects these changes.

10.          Please disclose whether the incentive fee on page 9 is calculated before application of the property disposition fee.

RESPONSE:

The Company has revised the sections of the prospectus captioned “Prospectus Summary – Compensation Paid to Affiliates of IREIC” and “Compensation Table” to clarify that the incentive fee payable to the business manager will be calculated after paying any property disposition fee.  The enclosed marked copy of the Amendment reflects these changes.

11.          On page 11, under “Listing Fee” please disclose that this amount will not be payable if you internalize your Business Manager.

RESPONSE:

The Company has revised the section of the prospectus captioned “Prospectus Summary – Compensation Paid to Affiliates of IREIC” to clarify that the listing fee terminates if the Company acquires its business manager.  The Company added a similar disclosure to the summary discussions of the acquisition fee, business management fee and incentive fee.  The enclosed marked copy of the Amendment reflects these changes.

Distribution Policy, page 11

12.          Please disclose whether you intend to pay dividends from sources other than operating cash flows.

RESPONSE:

The Company has revised the section of the prospectus captioned “Prospectus Summary – Distribution Policy” to state that until the proceeds from this offering are fully invested and from time to time thereafter, the Company may pay distributions from sources including cash flows from financing activities, which include borrowings secured by the Company’s assets and the net proceeds of the offering.  The enclosed marked copy of the Amendment reflects these changes.

Estimated Use of Proceeds, page 14

13.          Please revise footnote 3 to disclose the material assumptions used.

RESPONSE:

To estimate the amount of acquisition expenses that the Company may incur, Inland Real Estate Investment Corporation, or “IREIC,” the Company’s sponsor, reviewed the expenses incurred by the other unlisted REITs sponsored by IREIC, including most recently Inland American Real Estate Trust, Inc. This entity has investment objectives similar to those of the Company as well as a similar offering size.  In light of the expenses incurred by these other REITs, including Inland American, IREIC estimated that the Company may incur total acquisition expenses of approximately 0.5% of gross offering proceeds.

Risk Factors, page 21

14.          Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 52 regarding special considerations that apply to pension or profit-sharing trusts or IRAs.  Alternatively, please revise such risk factors to demonstrate risks specific to you.

RESPONSE:

The Company has revised the section of the prospectus captioned “Risk Factors” to eliminate the following risk factors: “Distributions to tax-exempt investors may be classified as unrelated business tax income;” “If our assets are deemed to be ERISA plan assets, our Business Manager and we may be exposed to liability under Title I of ERISA and the Internal Revenue Code;” and “There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in our shares.”  The enclosed marked copy of the Amendment reflects these changes.

If we internalize our management functions . .. ., page 26

15.          In this risk factor, you discuss internalizing your Business Manger and Real Estate Managers. If applicable, please explain that upon any internalization of these entities certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if these entities are internalized by another Inland entity.

RESPONSE:

The Company has revised the section of its prospectus captioned “Risk Factors – Risks Related to Our Business – If we internalize our management functions, the percentage of our outstanding common stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with being self-managed” to explain that the Company may not be able to retain all of the employees of its business manager or real estate managers or to maintain a relationship with its sponsor if it acquires its business manager or real estate managers.  The Company also has added a risk factor captioned “If another investment program sponsored by IREIC hires the employees of our Business Manager and Real Estate Mangers in connection with its own internalization transaction, our ability to conduct our business may be adversely affected.”  The new risk factor explains that if any other investment program sponsored by the

Company’s sponsor decides to internalize its management functions in the future, it may do so by acquiring its own business manager and real estate managers, or by acquiring the Company’s business manager, real estate managers or its or their affiliates, and that, in connection with either event, the program could hire and retain certain of the persons currently employed by the Company’s business manager and real estate managers.  The new risk factor addresses the impact of this type of transaction.  The enclosed marked copy of the Amendment reflects these changes.

If we contract with Inland Real Estate Development Corporation . . ., page 35

16.          Please disclose the circumstances under which Inland Development would not refund your earnest money.

RESPONSE:

The Company has reconsidered this disclosure and concluded that there are no circumstances under which Inland Real Estate Development Corporation would not refund its earnest money.  Accordingly, it has eliminated this risk factor.  The enclosed marked copy of the Amendment reflects this change.

Prior Performance of IREIC Affiliates, page 72

Summary Information, page 73

17.          We note your disclosure that information relating to IRRETI ends September 30, 2006. Please explain why the disclosure is discontinued al this point when the merger was not finalized until February 2007.

RESPONSE:

Inland Retail Real Estate Trust, Inc., or “IRRETI,” as a non-accelerated filer, was not required to file its annual report on Form 10-K for the fiscal year ended December 31, 2006 until ninety days after the end of the fiscal year covered by the report, or March 31, 2007.  IRRETI was acquired in February 2007, before it was required to file the 2006 annual report.  Accordingly, historical figures for the fiscal year ended December 31, 2006 were not compiled by IRRETI before the acquisition occurred, and the information was not available following the transaction.  As stated in the section of the prospectus captioned “Prior Performance of IREIC Affiliates – Summary Information,” all information regarding the prior investment programs sponsored by the Company’s sponsor, including IRRETI, is derived from the public filings by these entities.  Because there was no public filing made by IRRETI for the fiscal year ended December 31, 2006, the Company has not presented, and is not able to present, the complete 2006 prior performance data for that entity.

Liquidity of Prior Programs, page 82

18.          Please update the information in the third bullet.

RESPONSE:

The Company has revised the section of its prospectus captioned “Prior Performance of IREIC Affiliates – Liquidity of Prior Programs” to disclose, based on public disclosures made by Inland Western Retail Real Estate Trust, Inc., that, as of October 2008, the board of directors of Inland Western decided not to list the shares of that company’s common stock on a national exchange, and the process by which the board reached that conclusion.  The enclosed marked copy of the Amendment reflects this change.

Management, page 83

19.          Please include a brief introduction that summarizes who performs your substantive day-to-day operations and the duties performed by your named executive officers in that capacity.

RESPONSE:

The Company has added to the section of the prospectus captioned “Management” a new subsection captioned “Duties of Our Executive Officers,” explaining that the day-to-day operations of the Company generally will be performed by the business manager.  The new subsection also explains that, generally, the only services performed by the Company’s executive officers in their capacity as executive officers will be those required by law or regulation, such as executing documents as required by Maryland law and providing certifications required by the federal securities laws.  The enclosed marked copy of the Amendment reflects this change.

20.          Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 83 through 84, without limitation, the following examples:

•                                          “These entities ... were, in the aggregate, ranked by Grain’s Chicago Business in April 2007 as the sixteenth largest privately held company headquartered in the Chicago area.”

•                                          “In April 2007, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the fifth top owner and manager in the United States.”

•                                          “In July 2007, National Real Estate Investor ranked The Inland Real Estate Group of Companies twenty-first in a survey of the top twenty-five owners of office space as of December 31, 2006.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. To the extent more recent information is available, please update the information contained in this section.

RESPONSE:

We have supplementally enclosed herewith copies of all of the supporting materials referenced in the Company’s prospectus.  The Company confirms that none of these materials were prepared specifically for the Company in connection with this offering.

21.          For each named executive officer or director, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. For example, under Mr. Goodwin, you do not provide the date when he started with the Inland Group, and you do not provide information regarding his role or tenure with entities associated with the Inland Group. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K.

RESPONSE:

The Company has updated the biographies, including the biography of Mr. Goodwin, contained in the section of the prospectus captioned “Management” to provide all of the information required by Item 401 of Regulation S-K, including the month and year that each individual’s employment commenced with each entity.  The enclosed marked copy of the Amendment reflects these changes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Cost Capitalization and Depreciation Policies, page 129

22.          Please tell us how your tenant improvement depreciation policy complies with U.S. GAAP, or tell us how you determined it was not necessary to depreciate these assets over the lesser of the life of the lease or the life of the asset.

RESPONSE:

The Company has revised the section of the prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Cost Capitalization and Depreciation Policies” to disclose that tenant improvements will be depreciated on a straight line basis over the lesser of the life of the lease or the life of the asset.  The enclosed marked copy of the Amendment reflects this change.

Opinion of Counsel, page 105

23.          Please revise the disclosure to clarify that counsel will opine that you are organized in conformity with the current requirements for qualification as a REIT and that your proposed method of operation, as described in the prospectus, will enable you to meet the requirements for qualification as a REIT.

RESPONSE:

The Company has revised the section of the prospectus captioned “Federal Income Tax Considerations – Opinion of Counsel” to clarify that, in connection with and prior to commencing this offering, its counsel will render an opinion to the Company that it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for the taxable year ending December 31, 2009 and that its proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the taxable year ending December 31, 2009.  The enclosed marked copy of the Amendment reflects this change.

Where You Can Find More Information, page 200

24.          Please update the SEC reference room address.

RESPONSE:

The Company has revised the section of its prospectus captioned “Where You Can Find More Information” to update the Commission’s reference room address. The enclosed marked copy of the Amendment reflects this change.

Financial Statements

Notes to Balance Sheet

(2) Summary of Significant Accounting Policies, page F-4

25.          Please tell us how you have complied with APB 22, or tell us how you determined it was not necessary to include a cash policy note.

RESPONSE:

The Company has revised the notes to its balance sheet to include, as part of Note 2, a cash policy note.  Specifically, the Company has explained that cash and cash equivalents are stated at cost, which approximates fair value.  For purposes of the Company’s statement of cash flows, all short-term investments with maturities of three months or less are considered to be cash equivalents.  The enclosed marked copy of the Amendment reflects this change.

26.          Please revise your filing to disclose the fiscal year-end that you have adopted.

RESPONSE:

The Company has revised the notes to its balance sheet to disclose, in Note 1, that it has adopted a fiscal year end of December 31.  The enclosed marked copy of the Amendment reflects this change.

27.          Please revise your filing to disclose the terms of the amounts due to affiliates on your balance sheet.

RESPONSE:

The Company has revised the notes to its balance sheet to disclose, as part of Note 3, that the “due to affiliates” amount listed on the accompanying balance sheet represents non-interest bearing advances made by the Company’s sponsor, which will be repaid when the Company receives equity proceeds upon achieving the minimum offering.  The enclosed marked copy of the Amendment reflects this change.

Appendix A - Prior Performance Tables

Table III, page A-9

Inland Retail Real Estate Trust Inc., page A-14

28.          It appears that Note F should be Note H and that Note B should be Note C.  Please revise or advise.

RESPONSE:

The Company has revised the Table III to change the footnote (F) reference to footnote (H) and the footnote (B) reference to footnote (C).  The enclosed marked copy of the Amendment reflects these changes.

Table IV, page A-19

29.          Please tell us how you have complied with Guide 5, or tell us how you determined it was not necessary to disclose the source (on GAAP basis) of cash distributions to investors.

RESPONSE:

The Company has revised Table IV to disclose that the source of distributions is presented on a GAAP basis.  However, the Company has also added footnote (D) to this line item because the Landings of Sarasota, Taunton Broadway, Market Day, Taunton Circuit and Bell Plaza, as 1031 exchange programs, are not required to prepare their financial statements in conformity with GAAP, and accordingly, maintain their books on a cash basis.  Therefore, the source of distributions is presented on a cash basis for these five entities.  The enclosed marked copy of the Amendment reflects this change.

Table V, page A-20

30.          If possible, please attempt to disclose all Table V columns on one page.

RESPONSE:

The Company has revised Table V to include all of the necessary columns on one page.  The enclosed marked copy of the Amendment reflects this change.

31.          Please tell us and disclose in your filing why you included properties that were sold in 2004. Please refer to Guide 5.

RESPONSE:

The Company has revised Table V to remove any information related to sales that occurred prior to 2005.  The enclosed marked copy of the Amendment reflects this change.

32.          You include certain disclosures for IRC-Popeye’s, IRC-Summit of Park Ridge, IRC-Eagle Country Market, and IRC-Eagle Ridge Center. Please tell us why you did not include all the required disclosures for these four properties. Please refer to Guide 5.

RESPONSE:

The IRC-Popeye’s, IRC-Summit of Park Ridge, IRC-Eagle Country Market, and IRC-Eagle Ridge Center properties were sold prior to 2005 and therefore have been removed in their entirety from Table V.  The enclosed marked copy of the Amendment reflects this change.

Part II, page II-1

Item 37. Undertakings,  page II-4

33.          Please revise the first sentence of paragraph 6(d)(1) to provide the undertaking required by Section 20.D of Guide 5.

RESPONSE:

In reliance upon numerous conversations that we have had with the Staff regarding the required reporting of property acquisitions, the Company has prepared its Part II undertakings based on the guidance provided by the Division’s Financial Reporting Manual, updated as of September 30, 2008 and referred to herein as the “Manual.”  Industry Guide 5 was last updated in 1983 and we believe, based again on our discussions with the Staff, that the guidance set forth in the Manual serves to update the requirements established by Industry Guide 5.

More specifically, the Company’s undertaking 6(d)(1) fully complies with Section 2325.2 of the Manual, which discusses an issuer’s reporting obligations during the distribution period of a “blind pool” offering.  Section 2325.2 states that real estate companies subject to Industry Guide 5 are required to included an undertaking to file a sticker supplement describing “each significant property that has not been identified in the prospectus whenever a reasonable probability exists that a property will be acquired,” where “significance” is defined by Section 2325.3 of the Manual. (Emphasis added).  This guidance updates Section 20(D) of Industry Guide 5, which indicates that a REIT must file a sticker supplement for each probable property acquisition, regardless of significance.  Further, the Manual has imposed a “significance” threshold with respect to Rule 3-14 financial statements that must be included in an issuer’s post-effective amendments.  The Company has further revised its undertaking (6)(d)(1) to reflect this post-effective amendment guidance set forth in the Manual.

Requiring the undertaking set forth in Section 20(D) of Industry Guide 5 would, in our view, completely ameliorate the benefits that the Staff was attempting to provide.  If the Staff still requires this undertaking, the Company will revise the registration statement accordingly prior to effectiveness, but any future supplements to its prospectus likely will end up being much lengthier than the Staff may have contemplated.

Table VI – page VI-1

34.          We note your disclosure that information for IRRETI is presented only through December 31, 2005 due to the merger. We further note that the merger did not occur until February 27, 2007. Please explain why you did not include disclosure through December 31, 2006.

RESPONSE:

Please see our response to comment number seventeen above.

35.          We note that you have included properties that were purchased more than three years ago. Please revise this table to provide only the information required by Appendix 2 of Guide 5.

RESPONSE:

The Company has revised Table VI to remove any information related to properties purchased prior to 2005.  The enclosed marked copy of the Amendment reflects this change.

36.          We note that you have not included information regarding the type of property purchased. Please revise the table to include this information in accordance with Guide 5. Further please separately disclose, as appropriate, “other cash expenditures expensed” and “other cash expenditures capitalized.”

RESPONSE:

The Company has revised Table VI to categorize the properties purchased by each entity by type.  The Company also has revised footnote (A) to note that all costs related to the initial acquisition are capitalized.  Accordingly, the Company has not included a separate column for cash expenditures expensed.  The enclosed marked copy of the Amendment reflects this change.

Exhibits

37.          Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

RESPONSE:

The form of opinion of counsel has been included as Exhibit 5 to the Amendment, and a copy of the exhibit is enclosed herewith.  Any remaining exhibits will be filed with a future pre-effective amendment to the Company’s registration statement.

38.          Please direct counsel to revise the tax opinion to opine that you are organized in conformity with the current requirements for qualification as a REIT and that your proposed method of operation, as described in the prospectus, will enable you to meet the requirements for qualification as a REIT.

RESPONSE:

A revised version of the form of opinion of tax counsel, which includes the language requested by the Staff, has been included as Exhibit 8 to the Amendment.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate
MJC/KAK/1098723_2
Enclosures

cc:	Michael McTiernan, Esq.
Robert H. Baum, Esq.
Roberta S. Matlin
Cathleen M. Hrtanek, Esq.
Kristin A. Klaczek, Esq.